UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 69185 / March 20, 2013

ADMINISTRATIVE PROCEEDING
File No. 3-15251

In the Matter of AMERICAS ENERGY COMPANY-AECO, Respondent.	ORDER INSTITUTING PROCEEDINGS, MAKING FINDINGS, AND REVOKING REGISTRATION OF SECURITIES PURSUANT TO SECTION 12(j) OF THE SECURITIES EXCHANGE ACT OF 1934

I.

The Securities and Exchange Commission ("Commission") deems it necessary and appropriate for the protection of investors that proceedings be, and hereby are, instituted pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Exchange Act"), against Americas Energy Company-AECo ("Americas" or "Respondent").

II.

In anticipation of the institution of these proceedings, Respondent has submitted an Offer of Settlement (the "Offer") which the Commission has determined to accept. Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party, and without admitting or denying the findings herein, except as to the Commission's jurisdiction over it and the subject matter of these proceedings, Respondent consents to the entry of this Order Instituting Proceedings, Making Findings, and Revoking Registration of Securities Pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Order"), as set forth below.

III.

On the basis of this Order and Respondent's Offer, the Commission finds that:

A.   <u>Americas Energy Company-AECo</u>, a Nevada corporation based in Knoxville, Tennessee, previously claimed to be in the coal mining and exploration business. The common stock of Americas has been registered under Section 12(g) of the Exchange Act since December 6,

2004. Americas' common stock previously was quoted on the Over-the-Counter Bulletin Board and currently is quoted on OTC Link operated by OTC Markets Group, Inc., under the ticker symbol AENYQ.

B.   On December 7, 2011, Americas filed a petition in the United States Bankruptcy Court for the Eastern District of Tennessee, Northern Division (Knoxville) (the "Bankruptcy Court") for relief under Chapter 11 of Title 11, United States Code (11 U.S.C. §§ 101, *et seq.*), in the case of Americas Energy Company, as debtor (case number 3:11-bk-35466). Americas currently is in Chapter 11 proceedings before the Bankruptcy Court. On December 22, 2011, the Bankruptcy Court issued an order approving the United States Trustee's appointment of Thomas H. Dickenson as the Trustee for the debtor in bankruptcy (the "Bankruptcy Trustee").

C.   Americas has failed to comply with Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder, while its common stock was registered with the Commission, in that Americas has not filed an Annual Report on Form 10-K since July 18, 2011, or periodic or quarterly reports on Form 10-Q for any fiscal period subsequent to its fiscal quarter ended September 30, 2011.

IV.

Section 12(j) of the Exchange Act provides as follows:

The Commission is authorized, by order, as it deems necessary or appropriate for the protection of investors to deny, to suspend the effective date of, to suspend for a period not exceeding twelve months, or to revoke the registration of a security, if the Commission finds, on the record after notice and opportunity for hearing, that the issuer of such security has failed to comply with any provision of this title or the rules and regulations thereunder. No member of a national securities exchange, broker, or dealer shall make use of the mails or any means of instrumentality of interstate commerce to effect any transaction in, or to induce the purchase or sale of, any security the registration of which has been and is suspended or revoked pursuant to the preceding sentence.

In view of the foregoing, the Commission finds that it is necessary and appropriate for the protection of investors to impose the sanction specified in Respondent's Offer.

Accordingly, it is hereby ORDERED, pursuant to Section 12(j) of the Exchange Act, that registration of each class of Respondent's securities registered pursuant to Section 12 of the Exchange Act be, and hereby is, revoked.

By the Commission.

Elizabeth M. Murphy
Secretary